SECUR

20010336

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/28/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FUTU CLEARING INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 UNIVERSITY AVENUE, SUITE 103
(No. and Street)

PALO ALTO	CA	94301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICOLETTE DENNEY (760) 815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA - SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ila Jehl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUTU CLEARING INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DARRYL DEVONTY WHITEHEAD
Notary ID #130784793
My Commission Expires
August 18, 2020

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUTU Clearing Inc.

Satement of Financial Condition

As of December 31, 2019 and for the Period May 28, 2019 (Date of SEC Approval as a broker-dealer) through December 31, 2019

Contents

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Futu Clearing Inc.,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Futu Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "balance sheet"). In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's balance sheet based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the balance sheet, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the balance sheet. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Baker Tilly Virchow Krause, LLP

New York, New York
February 25, 2020

FUTU Clearing Inc.

Statement of Financial Condition
December 31, 2019

ASSETS	
Cash and cash equivalents	$ 9,373,303
Prepaid expenses and other assets	9,980
TOTAL ASSETS	$ 9,383,283
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 6,631
Payable to affiliate	6,737
TOTAL LIABILITIES	13,368
Shareholder's Equity	
Common stock (1,000 shares authorized, issued and outstanding at $.0001 par value)	-
Additional paid in capital	10,200,000
Accumulated deficit	(830,085)
TOTAL SHAREHOLDER'S EQUITY	9,369,915
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 9,383,283

The accompanying notes are an integral part of this financial statement

Notes to Financial Statement
As of December 31, 2019 and for the Period May 28, 2019 (Date of SEC Approval as a broker-dealer) through December 31, 2019

1. Organization and Nature of Business
FUTU Clearing Inc. (the "Company") was incorporated in the state of Delaware on August 13, 2018. The Company is a wholly owned subsidiary of FUTU US Inc. (the Parent). The Company is a non-introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company buys and holds U.S. Treasury notes on an omnibus basis for its customers and is not expected to carry any other type of securities. The Company received approval from SEC and FINRA on May 28, 2019. As of December 31, 2019, the Company has not yet begun substantial operations.

2. Summary of Significant Accounting Policies

a) Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Cash and Cash Equivalents and Concentrations of Credit Risk
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at three financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

c) Revenue Recognition
The Company's revenue is expected to be comprised of clearing fees, which will be recognized at the time transactions occur, which is when the Company is entitled to earn its fees. For the period of May 28, 2019 through December 31, 2019 the Company earned $98,460 in interest revenue.

The Company has adopted Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

d) Income Taxes
The Company's method of accounting for income taxes conforms with FASB ASC 740.

The provision for income taxes varies from the expected federal statutory rate primarily as a result of a full valuation allowance assessed in 2019.

This method requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent managment believes that it is more likely than not a deferred tax asset will not be realized, a valuation allowance is established.

The Company's federal and state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's tax returns since inception remain open to review by the appropriate jurisdictions. There were no uncertain positions as of December 31, 2019.

The Company has available at December 31,2019, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a net deferred tax asset of approximately $162,191, that expires in 2038. As of December 31,2019 the Company recognized a valuation allowance in the amount of $162,191 that fully offsets the deferred tax asset.

e) Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Valuation of Investments in Securities, at Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

As of December 31, 2019, the Company held no securities positions.

4. New Accounting Pronouncements
In January 2016, the FASB issued ASU 2016-02, Topic 842, Leases. Also, in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases. These standards require the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed an assessment of ASU 2016-02. The Company's current lease agreement is for a period for less than one year. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

5. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Related Party Transactions
The Company has entered into an expense sharing agreement with FUTU Inc., an affiliate of the Company. The terms of the expense sharing agreement are that any expenses paid on behalf of the Company, such as salaries, rent and other various operating expenses are to be repaid to the affiliate at cost. Expenses recorded for services provided on behalf of the Company was $23,818 for the period from May 28, 2019 (Date of SEC Approval as a broker-dealer) to December 31, 2019. As of December 31, 2019, $6,737 was due and payable to the affiliate.

7. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the Firm's first year of operations). At December 31, 2019, the Company had net capital of $9,359,935, which was $9,109,935 in excess of its required net capital of $250,000.

8. Subsequent Events
The Company has evaluated events and transactions that occurred between January 1, 2020 and February 25, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.